05036978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 202

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Danske Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 14th Floor
(No. and Street)

New York, (City) New York (State) 10171-1499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. Mack (212) 984-8472
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street (Address) **New York** (City) **NY** (State) **10004** (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin J. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Danske Markets Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

Signature

President and CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

We have audited the accompanying statement of financial condition of Danske Markets Inc. (A Wholly Owned Subsidiary of Danske Bank A/S, Denmark) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 27, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$4,249,923
Accounts receivable	43,750
Prepaid taxes	502,269
Deferred tax asset	52,000
Other assets	10,950
Total assets	$4,858,892

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to affiliate	$ 100,723
Accrued expenses	287,600
Total liabilities	388,323
Stockholder's equity	4,470,569
Total liabilities and stockholder's equity	$4,858,892

The accompanying notes are an integral part of this statement.

Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - GENERAL BUSINESS

Danske Markets Inc. (the "Company") was incorporated in Delaware on February 12, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 ("Act") and is a nonclearing member of the National Association of Securities Dealers, Inc. (the "NASD") The Company's primary business activities include merger and acquisition advisory services, securities underwriting, acting as an adviser, agent, broker or riskless principal in purchase or sale of securities of a company and acting as a "chaperone" under Rule 15a-6 of the Act for its parent, Danske Bank A/S, a Denmark entity ("the Parent"). The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of the rule.

The Company receives significant support from its affiliate. The affiliated company, Danske Bank New York Branch ("Affiliate"), provides back office functions for the Company under an Intergroup Service Agreement. (See Note C.)

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company's affiliate, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

The Company considers its money market investments and time deposits with an original maturity of three months or less to be cash equivalents.

In the normal course of business, the Company maintains a money market fund with a broker. This account is subject to credit risk protection based on Securities Investor Protection Corporation ("SIPC") limits.

2. *Income Taxes*

Deferred income taxes would be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

NOTE B (continued)

3. *Fair Value*

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair value of their financial instruments. At December 31, 2004, the fair values of all of the Company's assets and liabilities are not materially different from their respective book values due to their short-term nature.

4. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTIES

During the normal course of business, the Company engages in significant transactions with affiliated companies. Pursuant to a service agreement (the "Intergroup Service Agreement"), the Affiliate has agreed to provide intergroup transactions at cost. Intergroup transactions consist of providing bank accounts, premises, office machines, advertising and marketing, internal auditing, insurance and other administrative-related expenses. As compensation for its services, the Affiliate receives an annual fixed fee of $42,500. At December 31, 2004, expense reimbursement due to the affiliated entity amounted to $100,723.

Effective January 1, 2004, the Company and the Affiliate have entered into an agreement whereby the Company agreed to pay the Affiliate a referral fee of 50% of the revenue generated from any successful underwriting engagement referred to the Company by the Affiliate, net of interest paid to the Affiliate by the Company in connection with any subordinated loans taken by the Company to provide capital in support for such underwriting service.

NOTE C (continued)

On April 1, 2003, the Company entered into a 24-month 15a-6 Agreement (the "Agreement") with Danske Securities AB (the "Original Parent") and has agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, and will facilitate access to, and execution of, securities transactions with institutional investors, as defined in Rule 15a-6(b) of the Act. In addition, the Company will provide certain research and marketing services in conformity with the requirements of Rule 15a-6.

On September 10, 2003, the Company entered into a three-year, $20 million revolving subordinated loan agreement with Danske Bank, Cayman Islands Branch, which matures on October 1, 2006. The NASD approved this agreement. The purpose of the revolving credit arrangement is to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions. The loan bears a fee of 0.10% on the undrawn commitment. There were no borrowings as of December 31, 2004.

During the year ended December 31, 2004, the Company paid for certain expenses, including housing for an officer.

NOTE D - INCOME TAXES

At December 31, 2004, the Company had a carryforward loss of approximately $296,000 which may be used to offset future state and local taxable income through 2024. The Company's deferred tax asset of $52,000 at December 31, 2004 is primarily related to such net operating loss benefit.

NOTE E - COMMITMENT

On November 1, 2001, the Company entered into a one-year sublease agreement with its Affiliate, with provisions for automatic annual renewals unless terminated, as specified in the agreement. The sublease agreement provides for the minimum base rent and certain operating expenses based on the ratio of the Company's space to the total space leased by the Affiliate (4.2% as of December 31, 2004).

NOTE F - NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2004, the Company had net capital of $3,776,870, which exceeded its requirement of $250,000 by $3,526,870.

NOTE G - CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com